

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Stephen Gunstream
Chief Executive Officer
Alpha Teknova, Inc.
2290 Bert Dr.
Hollister, CA 95023

      Re: Alpha Teknova, Inc.
         Amendment No. 1 to Draft Registration Statement on Form S-1
         Submitted May 14, 2021
         CIK No. 0001850902

Dear Mr. Gunstream:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   With reference to your revised disclosure on page 106, please revise the Overview section of the Prospectus Summary to disclose the percentages of your customers that purchase catalog, custom and GMP-grade products, respectively.

Use of Proceeds, page 65

2.   We note your response to our prior comment 7. Please further revise your disclosure in the prospectus to provide the detail given in your response letter, which states that although you intend to use the proceeds of the offering for the purposes listed, the company is not

able to quantify the approximate amount of the proceeds that will be devoted to particular uses because it has not made specific determinations regarding the amount or type of any such expenditure, and does not have agreements or commitments for any material acquisitions or investments at this time.

Business
Well Positioned in Rapidly Evolving Cell and Gene Therapy Market, page 102

3.   Your graphic at the top of page 103 indicates that 29% of your accounts are classified as "custom formulations" and 9% of your accounts are classified as "Clinical Solutions (GMP)". However, your revised disclosure on page 106 states that 9% of your customers purchased custom products and fewer than 1% purchased GMP-grade products based on cumulative purchase data from 2018 to 2020. Please reconcile your disclosure or advise.

Please also revise to disclose the relevant time periods for the information presented in the graphic.

You may contact Julie Sherman at 202-551-3640 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth A. Razzano